Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: January 18, 2013

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 17, 2013 to the Prospectus dated October 13, 2010 and provides information regarding the sale of an additional amount of JPMorgan Chase & Co.’s Floating Rate Notes due 2018.

Issuer:	JPMorgan Chase & Co.
Security:	Floating Rate Notes due 2018
Ratings*:	A2/A/A+
Currency:	USD
Size:	$400,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	January 25, 2018
Interest Rate Index:	Three-Month LIBOR
Re-offer Spread to Index:	+90 basis points
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$398,600,000 (99.650%)
Day Count Convention:	Actual/360
Interest Payment Dates:	January 25, April 25, July 25 and October 25 of each year, commencing April 25, 2013
Business Day:	New York and London
Reset Frequency:	Quarterly
Payment Frequency:	Quarterly
Trade Date:	January 18, 2013
Settlement Date:	January 25, 2013 (T+4)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	46625H JF8 / US46625HJF82
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	ANZ Securities, Inc.
Banca IMI S.p.A.
BMO Capital Markets Corp.
CIBC World Markets Corp.
Desjardins Securities Inc.
nabSecurities, LLC
National Bank of Canada Financial Inc.
RBC Capital Markets, LLC
RBS Securities Inc.
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
Swedbank AB (publ)
TD Securities (USA) LLC
Blaylock Robert Van, LLC
CastleOak Securities, L.P.
Lebenthal & Co., LLC
Ramirez & Co., Inc.
Kota Global Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offered notes are an additional amount of a series of previously offered notes. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously offered. The notes offered hereby will be issued concurrently with the notes previously offered.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on January 25, 2013 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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